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                           March 22, 2023

       Jing Tong, Esq.
       Counsel
       Vinson & Elkins LP
       Texas Tower
       Suite 4700, 845 Texas Avenue
       Houston, TX 77002

                                                        Re: Primo Water Corp
/CN/
                                                            Preliminary Proxy
Statement filed March 17, 2023
                                                            File No. 1-31410

       Dear Jing Tong:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Preliminary Proxy Statement filed March 17, 2023

       Have other candidates been nominated for election as directors...?, page
3

   1. Here and in several other places throughout the proxy statement, you state the following regarding Primo's
director nominations: "However, if the Purported Nomination Notice is subsequently held to be
valid by a court of competent jurisdiction through a final, non-
                                                        appealable ruling, then
the Company will amend its proxy statement and the
                                                        accompanying BLUE proxy
card to comply with the applicable requirements of Schedule
                                                        14A and Rule 14a-19 of
the Securities Exchange Act of 1934, as amended..."(emphasis added). Please explain
the basis for your position stated in the quoted language that
                                                        Primo will not be
obligated to use a universal proxy card unless the validity of the dissident nominations
has been determined through a "final, non-appealable ruling,"
                                                        versus simply adjudged
valid in a court ruling of a court of competent jurisdiction. See
                                                        Compliance and
Disclosure Interpretation 139.05 in "Proxy Rules and Schedules
                                                        14A/14C" (December 6,
2022) available at our Website at www.sec.gov.
 Jing Tong, Esq.
Vinson & Elkins LP
March 22, 2023
Page 2
What happens if I do not specify how I want my shares voted?..., page 8

2. We note the following disclosure on page 8 of the proxy statement: "In addition to being able to submit to Primo Water or the intermediary, as applicable, a voting instruction form, non-registered beneficial shareowners are permitted to submit any other documents in writing that requests that the beneficial shareowner or a nominee thereof be appointed as a proxyholder." If there are specific formatting or other requirements as to the means by which shareholders can be appointed or can appoint someone else as a proxyholder, please revise to describe.
Proposal 5 - Approval of Amended and Restated Bylaws, page 82

3. Expand this section to fully describe the specific changes being proposed in the amended bylaws and to discuss the potential impact for shareholders, including on the ability of dissidents to conduct director election contests. Your current description of the changes being proposed is vague and refers in several places to "certain procedural and information requirements," "certain information" and "certain representations" without providing specifics about the new bylaw provisions and how they may impact the
         Company and shareholders going forward, including in the context of this proxy contest.
         In Annex B, please provide a redlined version of the bylaws showing the specific changes being proposed instead of the "clean" version of the new bylaws currently included with the proxy statement.
4. See our last comment above. Your description should specifically explain what would constitute "reasonable documentary evidence" of compliance within the meaning of
         Section 11.04(b) of the Amended Bylaws.



        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Please direct any questions to Christina Chalk at (202) 551-3263.



FirstName LastNameJing Tong, Esq.                              Sincerely,
Comapany NameVinson & Elkins LP
                                                               Division of
Corporation Finance
March 22, 2023 Page 2                                          Office of
Mergers & Acquisitions
FirstName LastName